Exhibit 99.1

21 November 2013

National Grid plc

Half year report for the six months ended 30 September 2013 (unaudited)

Steve Holliday, Chief Executive, said: “I am pleased with the solid start we have made to the year, in line  with our expectations overall both operationally and financially. We continue to invest efficiently in essential  regulated assets on both sides of the Atlantic, providing our customers with reliable networks while generating  value and driving growth. The new eight-year price controls, covering our principal UK regulated activities, and  the recent rate case settlements in the US provide us with the long-term framework and clarity to continue to  invest for the future.”

Solid first half performance: National Grid on track for good full year result

—	UK: delivering good incentive performance under the new RIIO price controls

—	US: new rates in place; investing in enhanced capabilities to drive further improvements

—

Operating profit[1] 1% lower[2] at £1,572m, (3% lower at constant currency[3] excluding the impact of timing4) reflecting the expected end of Niagara Mohawk deferral income recoveries and higher US system implementation costs

—	Profit before tax[1] £979m, 7% lower reflecting the temporary additional cost of pre-financing asset growth at attractive interest rates

—	Earnings per share[1] 1% lower[5] at 20.4p, (down 3% excluding the impact of timing)

—	Interim dividend of 14.49p per share as announced in March 2013

—	No interim scrip dividend option given high level of take-up on August dividend payment

Maintaining outlook for operating performance, asset growth and earnings

—	2013/14 capital expenditure of around £3.5bn, net of efficiency savings, expected to drive regulated asset growth of around 6%

—	Overall performance in the first six months consistent with Group expectations for the full year

Financial results for continuing operations

(£m, at actual exchange rate)	Business performance[1]			Statutory results
Six months ended 30 September	2013	2012[2]	% change	2013	2012[2]	% change
Operating profit	1,572	1,590	(1)	1,535	1,740	(12)
Pre-tax profit	979	1,051	(7)	1,052	1,182	(11)
Earnings	761	766	(1)	1,242	979	27
Earnings per share	20.4p	20.6p	(1)	33.3p	26.3p	27

Steve Holliday added: “Our UK businesses started their first year under the new RIIO price controls well, making good  early progress and are on track to deliver strong returns for the year as a whole. In the US, we are taking actions to improve internal processes and IT systems to support continued delivery of long-term profitable growth. Overall, we again look set to invest well over £3bn, grow our asset base and deliver another year of good operating performance. Taken together, this supports our commitment to sustainable dividend growth.”

1 Excluding exceptional items, remeasurements and stranded cost recoveries. For definition of business performance results see page 8.

2 Prior year numbers adjusted for the implementation of IAS 19 (revised) ‘Employee benefits’

3 ‘Constant currency’ comparison uses recalculated results for the first 6 months of 2012/13 using the average US$ exchange rate for the first 6 months  of 2013/14. For  detailed definition of currency adjustments see page 8.

4 Timing contributed £32m to the period on period movement in operating profit at constant currency.

5 Prior year EPS adjusted to reflect the additional shares issued as scrip dividends, refer to note 6 on page 29.

National Grid

2013/14 Half Year Financial Information

CONTACTS

Investors
John Dawson	+44 (0)20 7004 3170	+44 (0)7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0)7752 890787 (m)
Tom Hull	+44 (0)20 7004 3172	+44 (0)7890 534833 (m)
Caroline Dawson	+44 (0)20 7004 3169	+44 (0)7789 273241 (m)

Media

Chris Mostyn	+44 (0)20 7004 3149	+44 (0)7774 827720 (m)
Gemma Stokes	+44 (0)1926 655272	+44 (0)7974 198333 (m)
Mark Malbas	+44 (0)1926 655291	+44 (0)7771 342178 (m)

Brunswick
Tom Burns	+44 (0)20 7404 5959
Mike Smith	+44 (0)20 7396 3540
Andy Rivett-Carnac	+44 (0)20 7936 1365

CONFERENCE CALL DETAILS

An analyst presentation will be held at King Edward Hall, Bank of America Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ at 09:15 (GMT) today.

There will be a live webcast of the results presentation available to view at http://view-w.tv/p/786-1014-13525/en. The presentation will be available through the same link as a replay this afternoon.

Live telephone coverage of the analyst presentation at 09:15 (GMT)

UK dial in number	+ 44 (0) 808 109 0700	US dial in number	+1 646 843 4608
Confirmation Code	National Grid

In addition, John Dawson, Head of Investor Relations, will host a conference call with Q&A at 1400 (GMT) this afternoon for those unable to take part in the earlier presentation.

Dial in information for the 14:00 (GMT) call

UK dial in number	+44 (0) 20 3003 2666	US dial in number	+1 212 999 6659
Confirmation Code	National Grid

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National Grid image library available at www.nationalgridmedia.com

You can view or download copies of the latest Annual Report and Accounts (ARA) and Performance Summary from National Grid’s website at http://investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com.

National Grid

2013/14 Half Year Financial Information

BUSINESS REVIEW

Overview

In the first six months of the year, National Grid delivered a solid operational performance led by strong network reliability, a sustained focus on customer service and asset growth on both sides of the Atlantic. Regulatory developments during the period have been modest, having secured new arrangements for the substantial majority of the business in the previous year. As a result, activities have focused on improving internal processes and IT systems to support the long-term delivery of value from existing and future rate cases and price controls.

Highlights of the first six months of 2013/14

National Grid regards the safety of its employees, its contractors and the public affected by its operations as central to its way of doing business. Over recent years, the Group has implemented a number of initiatives designed to further improve upon its strong safety record. In the UK, the employee lost time injury frequency rate improved to below 0.10 in the first half of the year compared to an average of 0.12 over the past three years. While sustaining this level of performance will require constant focus, the new standard achieved represents a level that benchmarks very well with the best in the world for comparable industries. In the US, where safety performance has not improved as much as in the UK, National Grid continues to drive for further improvements and has made significant investments in training and other safety initiatives over the last six months which should start to yield results in the periods ahead.

Across the Group, network and system reliability remained high and the business is focused on delivering strong customer service metrics. For example, in UK Gas Distribution there are a number of new, customer service related, incentive mechanisms including ones relating to customer complaints. Performance in this area improved significantly in the first six months of the year.

In the UK, transforming operations to perform optimally under the new RIIO price controls has progressed well. Major contract renegotiations are already delivering cost benefits, process and leadership changes have enhanced the focus on delivering outputs efficiently and new stakeholder engagement programmes have started to review existing infrastructure and consult on new projects. The final wave of organisational changes is due to be completed in the next few months with most staff scheduled to complete the transition process into new roles in December. These changes are expected to underpin performance against regulatory operating cost targets for most of the RIIO period.

Overall, the UK businesses have successfully refocused on the new regulatory outputs and as a result are expecting to deliver value through operating and capital efficiencies in the first year of the RIIO controls.

In the US, operational progress has been positive on a number of fronts. Reliability has been maintained at healthy levels and, at the same time, the business has continued to invest in its networks for the benefit of customers. Preparation for the handover of activities associated with the management services agreement on Long Island to PSE&G continues and National Grid expects to complete what is a significant transition of all major operating activities on schedule at the end of December.

At the same time, work has continued in the US to complete the implementation of new back-office information systems. Significant progress has been made but further activities are now expected to continue throughout the remainder of the financial year resulting in some additional costs. Approximately £90m of costs have impacted Other Activities in the first six months of the year. Additional resources have been added to deliver the remaining tasks and conclude the implementation as quickly as possible while minimising further costs. Long-term, the new systems remain an essential foundation to the future performance improvements and rate case filings to help drive profitable growth in the US.

National Grid

2013/14 Half Year Financial Information

Business environment

In the UK, over the past 12 months there has been a net reduction in transmission connected generating capacity of around 6GW. To the end of 2015, up to 2.5GW of generation currently under construction is expected to be commissioned. Coal plant that has exhausted its legally allotted running hours under the Large Combustion Plant Directive is also expected to disconnect from the transmission system in this period.

As a result of the relatively low level of new generation investment compared to the level of generation retirements, in line with the information set out in the Winter Outlook report published in October, plant margins are expected to reduce in the current winter compared to last winter. National Grid has issued a consultation on two new balancing services that could provide additional reserves to support the operation of the system in the event that expected margins continue to tighten towards the middle of this decade.

Delays to the construction of new UK generation are also likely to have some knock on effects on National Grid’s UK Electricity Transmission load-related investment programme. As a result, National Grid expects UK electricity and gas transmission investment to be broadly in line with current levels in 2014/15, including a significant level of non-load related investment, and expects UK RAV growth of around 6% p.a. on average over the course of 2013/14 and 2014/15.

In the US, gas prices continue to be significantly below the comparable cost of heating oil, driving strong demand for new customer connections. National Grid is working with regulators to agree frameworks for increasing investment in new customer connections to allow more customers to benefit from both the lower price and carbon reduction benefits of switching to natural gas as a heating fuel.

The increased attractiveness of gas as both a heating and generation fuel, combined with increasing levels of wind and other new generation in the US are leading to further evaluation of the long-term transmission requirements to connect customers to these new energy sources.

In addition, many US utilities, including National Grid’s operations are evaluating the need for further investment in system resilience following a significant number of extreme weather events over the past few years.

While UK and US long term interest rates have increased over the course of the first six months of the year, short term rates have remained low and relatively stable. National Grid does not expect the rise in long term rates to have any material impact on its financing costs in 2013/14. If rates continue at current levels, the Group’s effective interest rate is expected to reduce as maturing debt is refinanced and as cash balances, and the associated cost of carry, reduce.

Strategy

National Grid’s strategy is unchanged. The Company is focused on the ownership and operation of gas and electricity transmission and distribution infrastructure in and around the UK and North-Eastern US.

The Group’s focus remains on managing a portfolio of assets that have a sustainable mix of cash generation, growth and risk to deliver an overall balance between long-term capital growth and cash generation to the benefit of shareholders.

National Grid delivers shareholder returns through a mixture of growth, driven by investment, and dividend yield. This added value is underpinned by efficiency against regulatory cost targets and incentives. Combining this with high standards of customer service and efficient and safe operation enables consistent delivery of attractive regulatory returns. These returns allow the Company to continue to provide a strong cash dividend at the same time as financing organic growth at attractive rates.

National Grid

2013/14 Half Year Financial Information

Growth, investment and efficiency

In all of National Grid’s regulated operations, in particular under the new regulatory settlements, execution of extensive capital plans and continued focus on cost control and efficiency are fundamental to business success.

Capital investment6 in the period was £1,688m, a decrease of £137m or 8% compared to the same period in 2012/13. This was principally due to lower investment in US information systems and a decrease in UK Gas Distribution expenditure, reflecting changes to replacement workload requirements and efficiencies against regulatory cost allowances.

Continuing at this run rate of investment would be consistent with full year capital expenditure for the Group of around £3.5bn. This is slightly lower than National Grid’s previous expectation for total investment in its businesses for 2013/14. National Grid expects another year of growth in the Group’s regulated assets of around 6% in the current year while maintaining a secure and well financed balance sheet.

Under the new RIIO regulatory regime, National Grid’s UK businesses are rewarded equally for making efficiencies in the delivery of their capital programmes as well as in their day to day operations. National Grid expects that the capital investment programme will deliver significant efficiency savings and some of these are already being delivered through a variety of strategies. In addition, UK operations are also focused on delivering operating cost efficiencies with the major reorganisation of its transmission activities virtually complete.

In the US, the drive for further efficiency is centred around improved information systems and processes which are expected to be key enablers of future operational efficiencies and customer service improvements.

Regulatory update

In the UK, in July, Ofgem, the energy regulator, issued its licence modification notice implementing a new Balancing Services Incentive Scheme for National Grid’s UK electricity transmission operations. This scheme is proposed to run for two years from 1 April 2013 with a 25% company share of above or below target performance and an annual cap and collar on National Grid’s profit under the scheme of plus or minus £25m. National Grid believes that the revised arrangements will provide a reasonable opportunity to earn additional revenues at the same time as reducing costs for customers through incentivised performance.

In October, Ofgem published final proposals for updated tariff caps to apply to the National Grid Metering business until 2021. These are based on a total regulated asset value for National Grid’s industrial, commercial and domestic meters of approximately £900m and a real allowed return on equity of 7.2%.

In the US, during May and June National Grid finalised regulatory approvals for a new rate settlement for its downstate New York gas business (KEDNY) and a new Power Service Agreement with the Long Island Power Authority for its Long Island Generation business, regulated by the Federal Energy Regulation Commission (FERC). As a result of these approvals, there are no outstanding rate case filings at this time.

6 Including investment in joint ventures

National Grid

2013/14 Half Year Financial Information

Financing

National Grid’s credit ratings have all been re-affirmed as stable at their current levels by Fitch, Moody’s and S&P since the beginning of March.

In the first half of the year National Grid raised one new £40m index linked bond in the capital markets. Debt maturities over the first six months of the year have been principally serviced using the cash balances accumulated from attractively priced debt issuance in previous periods. National Grid expects to continue to secure additional funding to meet its capital investment needs through debt raising activities, supported by strong credit ratings. While in the near term debt raising activities are expected to be modest, in the medium term National Grid still expects to raise, on average, £2-3bn of long-term debt every year to finance growth and refinance maturing debt.

Uptake of the scrip dividend option in August was strong, resulting in the issue of around 60 million new shares in lieu of approximately £440m of dividend payments. The uptake of the scrip dividend option provides additional capital to support the growth of the Group alongside the maintenance of stable credit ratings. In particular, as investors choose to take shares instead of cash, the scrip dividend reduces the cash cost of the dividend, resulting in a stronger retained cash flow to debt metric in the year of uptake. Over the first three years of the scrip programme, average take-up was around 20%. At this early stage in the new regulatory cycle, this level of take-up provides appropriate additional capital to support the significant medium-term growth expectations of the Group, balancing the need to maintain comfortable credit rating metrics while limiting the dilutive impact of new share issuance on existing shareholders.

As a result of the strong level of scrip elections in August, the average take-up over the course of the current financial year is already guaranteed to be over 20%. In order to avoid any unnecessary further dilution in the current year, the Board has taken the decision not to offer a scrip dividend option in respect of the interim dividend to be paid in January. It is intended that a scrip dividend option will be offered with the final dividend for the year ending 31 March 2014. Existing scrip mandates remain effective and will apply to future dividends for which a scrip alternative is offered unless the mandate is cancelled in accordance with the scrip dividend scheme terms and conditions.

Performance measurement and disclosure

The start of the eight-year RIIO price control introduces a number of important changes to National Grid’s full year and half year reporting, some of which are included in this results statement. These are required because of the significant changes introduced by the new incentive framework around total expenditure, or “totex” which were explained in some detail in National Grid’s investor seminar held on 6 August. Under this regulatory framework National Grid’s performance narrative will increasingly focus on returns on equity and the drivers of return on equity outperformance.

As a result, in this half year statement Electricity and Gas Transmission have been separated out because of the differences in returns, capital structure, regulated asset life transition arrangements and drivers of outperformance that will influence interpretation of segmental results.

In addition, the expected focus on a more detailed reporting of returns at the full year will provide increased clarity on the drivers of performance in the year, supplementing pure year on year IFRS comparisons. As a result, the narrative around timing and reconciling IFRS performance measures in this half year statement has reduced. At the full year this will be supplemented by a more detailed discussion of returns on equity and future regulatory revenue adjustments as well as timing and the other disclosures needed to understand underlying performance.

It is expected that future guidance and performance measures will provide details on both headline revenue allowances and costs as well as returns and incentives as together these will best explain the actions taken to drive performance and the short-, medium- and long-term financial benefits that result.

National Grid

2013/14 Half Year Financial Information

Board changes

In line with previous announcements George Rose and Ken Harvey stepped down from the Board following the conclusion of the AGM in July 2013. Following these departures, Mark Williamson assumed the role of Senior Independent Director and Chairman of the Audit Committee. At the same time, Mark also joined the Remuneration Committee and stepped down from the Finance Committee. Jonathan Dawson took over the role of chairman of the Remuneration Committee.

DIVIDEND

The Board has approved an interim dividend of 14.49p per ordinary share ($1.1694 per American Depositary Share7) as announced in March. This represents just over 35% of the total dividend per share in respect of the last financial year 2012/13. The interim dividend is expected to be paid on 22 January 2014 to shareholders on the register as at 6 December 2013. As set out in the Financing section, a scrip dividend alternative will not be offered for this interim dividend.

In March, the Board of National Grid agreed a new dividend policy to apply from 1 April 2013. The new policy aims to grow the ordinary dividend at least in line with the rate of RPI inflation each year for the foreseeable future. The first interim dividend under this new policy, for the year ending 31 March 2014, was set at 14.49p; thereafter it is intended that the interim dividend be 35% of the total dividend per share in respect of the previous financial year. As a result, it is expected that the final dividend paid next August in respect of the year ending 31 March 2014 will reflect the full monetary value of the percentage increase for the year as a whole.

OUTLOOK

The UK businesses started their first year under the new RIIO price controls well, making good early progress and are on track to deliver strong returns for the year as a whole. In the US, actions are being taken to improve internal processes and IT systems to support continued delivery of long-term profitable growth. Overall, National Grid again expects to invest well over £3bn, grow its asset base and deliver another year of good operating performance. Taken together, this supports the Group’s commitment to sustainable dividend growth.

7 The figure shown is gross of a $0.01 per ADS dividend fee.

National Grid

2013/14 Half Year Financial Information

BASIS OF PRESENTATION

Unless otherwise stated, all financial commentaries are given on a business performance basis8 at actual exchange rates.

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If one of National Grid’s companies collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under-recoveries”. In addition, in the US, a substantial portion of costs are pass-through costs (including commodity and energy efficiency costs), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. Identification of these timing differences enables a better comparison of actual performance to expectations at the start of the period and from one period to another.

Allowed revenues for the UK regulated businesses are set on an annual basis. Over and under-recoveries in the first 6 months of the year in these businesses, described as “timing differences”, are therefore estimates based on an assumed allowed revenue profile.

REVIEW OF RESULTS AND FINANCIAL POSITION

Operating profit	Six months ended 30 September
(£m)	2013	2012	% change
UK Electricity Transmission	614	547	12
UK Gas Transmission	133	162	(18)
UK Gas Distribution	456	408	12
US Regulated	330	405	(19)
Other Activities	39	68	(43)
Operating profit – actual exchange rate	1,572	1,590	(1)
Operating profit – constant currency[9]	1,572	1,597	(2)
Timing adjustment – constant currency	51	83	(39)
Operating profit – constant currency excluding timing	1,623	1,680	(3)

Other selected financial information	Six months ended 30 September
(£m) – constant currency	2013	2012	% change
Depreciation	(690)	(665)	(4)
Net Finance costs	(605)	(553)	(9)

Other selected financial information	Six months ended 30 September
(£m) – actual exchange rates	2013	2012	% change
Depreciation	(690)	(661)	(4)
Net Finance costs	(605)	(547)	(11)
Taxation	(225)	(284)	21
Earnings attributable to equity shareholders	761	766	(1)

8 Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments. Commentary provided in respect of results after exceptional items, remeasurements and stranded cost recoveries is described as ‘statutory’. Further details are provided in note 3 on page 26. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 18.

9 ‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the 6 months ended 30 September 2013, which was $1.55 to £1.00. The average rate for the 6 months ended 30 September 2012 was $1.58 to £1.00.

National Grid

2013/14 Half Year Financial Information

Operating profit was £1,572m, down £18m on the same period last year at actual exchange rates. The period on period movement in exchange rates had a £7m favourable impact on operating profit. On a constant currency basis, operating profit was down £25m or 2%. This included a period on period timing adjustment of £32m.

Over/(under)-recovery	Six months ended 30 September		Period-on-period
(£m – constant currency) (estimated)	2013	2012	change
Balance at start of period (restated)	127	112
In-year over/(under)-recovery	(51)	(83)	32
Balance at end of period	76	29

Operating profit	1,572	1,597	(25)
Adjust for timing differences	51	83	(32)
Operating profit excluding timing	1,623	1,680	(57)

As a result, operating profit excluding timing decreased by £57m, 3%, on a constant currency basis.

In the Group’s regulated businesses, net regulated income increased by £91m driven by the net increase in allowed revenues in the first year of the RIIO price controls in the UK regulated businesses partly offset by the non-recurrence of the deferral recoveries in 2012/13 in upstate New York. Post-retirement costs10 increased by £10m and bad debts decreased by £25m. Regulated depreciation and amortisation increased by £34m and regulated controllable costs increased by £71m. Other costs, including the impact of year on year changes in environmental liabilities increased by £30m.

Other Activities contributed £28m less than in the same period last year. Metering operating profit increased alongside a number of one-off favourable items in corporate activities, but these were more than offset by an increase in US information system and process costs relating to the implementation of the new SAP system.

Interest and taxation

Net finance costs were £605m, 9% higher than the same period in 2012/13 at constant currency, primarily driven by the impact of the hybrid bonds and a significantly higher level of liquidity, with the associated cost of carry, following debt issuance in the second half of 2012/13, offset in part by refinancing of debt at lower prevailing interest rates.

The effective interest rate on Treasury managed debt for the period was 5.3% compared to 4.9% in the first 6 months of 2012/13.

Profit before tax was down 7% at actual exchange rates to £979m.

The tax charge on profit was £225m, £59m lower than the same period last year, reflecting the lower proportion of US profits in the period and the reduction in the UK corporation tax rate. As a result, the reported effective tax rate decreased to 23% from 27%.

Corporation tax paid in the UK in the period increased by £61m to £153m.

Other earnings metrics, EPS, exceptional and statutory earnings

The share of post tax results of joint ventures and associates was £12m, up £4m from the same period in 2012/13 following an increased contribution from the BritNed interconnector.

10 Post-retirement costs include the cost of pensions and other post employment benefits

National Grid

2013/14 Half Year Financial Information

Earnings attributable to non-controlling interests were £(7)m (compared to £1m in the first six months of 2012/13).

As a result, earnings attributable to equity shareholders were down £5m compared to same period last year at £761m. Earnings per share decreased 1% from 20.6p in the first six months of 2012/13 (restated for IAS19 (Revised): ‘Employee benefits’ and the impact of shares issued under the scrip dividend programme) to 20.4p. Excluding the impact of timing, earnings per share decreased by 3% period on period to 21.2p.

Exceptional items, remeasurements and stranded cost recoveries increased statutory earnings by £481m after tax. A detailed breakdown of exceptional items, remeasurements and stranded cost recoveries can be found in note 3 on page 26. After these items and non-controlling interests, statutory earnings attributable to equity shareholders were £1,242m. Statutory basic earnings per share increased to 33.3p compared with 26.3p for the same period last year.

Cash flow

Operating cash flow, before exceptional items, remeasurements, stranded cost recoveries and taxation, was £1,958m, £92m higher than the same period in 2012/13 driven in part by year on year weather effects in the US and also by storm recoveries.

Funding and net debt

Net debt is unchanged from 31 March 2013 at £21.4bn. The business generated strong operating cash flows during the period and dividend outflows were reduced by a material scrip dividend uptake, helping to fund the ongoing investment programme. The impact of the weakening dollar, from a rate of $1.52/£1 at 31 March 2013 to $1.62/£1 at 30 September 2013, reduced net debt by approximately £800m.

National Grid

2013/14 Half Year Financial Information

TECHNICAL GUIDANCE

National Grid provides technical guidance to aid consistency across a range of modelling assumptions. The Company will provide appropriate updates to this information on a regular basis as part of its normal reporting. The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement.

Earnings Items

Operating profit of £3,640m for 2012/13 (restated for IAS19) included a number of timing differences, together totalling £16m. In addition, major storms impacted operating profit by £136m. Excluding these timing differences and major storms, operating profit for the year would have been £3,760m.

UK operations

Ofgem’s RIIO final proposals included an increase in UK Electricity Transmission regulated transmission owner allowed revenues of approximately £100m in 2013/14 compared to 2012/13, including the impact of RPI inflation. The same final proposals included a decrease in UK Gas Transmission regulated transmission owner allowed revenues of approximately £20m over the same period.

UK RPI indexation of revenue and the first year of the new RIIO price controls are expected to contribute approximately £80m to an increase in Gas Distribution revenues (net of pass through costs) in 2013/14 compared to 2012/13.

UK depreciation is expected to increase, reflecting the impact of the recent high levels of capital investment.

UK controllable costs are expected to increase in 2013/14. The Group has a number of efficiency initiatives in place which are targeted to minimise the overall costs of delivering outputs, reflecting the new UK regulatory “totex” approach. The benefits of these initiatives and the Group’s approach to minimising overall costs are expected to be reflected primarily through reduced capital costs with some resultant increases in operating costs.

Strong performance in the French interconnector business is expected to continue although at a slightly reduced level in the second half of the year compared to first half performance.

US operations

Niagara Mohawk deferral recoveries benefited operating profit by approximately £120m in 2012/13. These recoveries ended on 31 March 2013 and, as a result, this benefit will not be repeated in 2013/14.

US rate settlements are not expected to materially benefit IFRS operating profit in 2013/14 compared to 2012/13. The settlements are positive in terms of value delivery and the opportunity for improved returns in Upstate New York and Rhode Island as calculated under US GAAP.

US timing impacts in the first half of the year are expected to reverse in the second half of the year and, as a result, National Grid does not expect material revenue under-recovery in 2013/14.

Other activities

Costs associated with US financial system and process implementation in Other Activities were £92m in the first six months. Costs in the second half of the year are expected to be lower reflecting the conclusion of a number of activities related mainly to payroll processing. In the full year 2012/13 total costs incurred were £117m.

National Grid

2013/14 Half Year Financial Information

Group

Net finance costs for 2013/14 will include the effect of IAS19. If this standard had been applied to the financial results for 2012/13, net finance costs would have been £204m higher at £1,124m.

In addition to this, comparable interest costs for 2013/14 are expected to increase due to increases in total borrowings and higher levels of cash attracting relatively low returns.

For the full year 2013/14, the effective tax rate is expected to be between 26% and 27%.

Investment and other items

Capital expenditure for 2013/14 is expected to be around £3.5bn.

Net debt is expected to increase by around £1.0bn during 2013/14 compared to 31 March 2013, excluding the effect of any exchange rate impacts.

National Grid

2013/14 Half Year Financial Information

REVIEW OF OPERATIONS

Six months ended 30 September	Operating profit		Capital investment (including joint ventures)
(£m, at actual exchange rate)	2013	2012	2013	2012
UK Electricity Transmission	614	547	703	681
UK Gas Transmission	133	162	92	130
UK Gas Distribution	456	408	248	324
US Regulated	330	405	571	575
Other Activities	39	68	74	115
Total Group	1,572	1,590	1,688	1,825

UK Electricity Transmission

Operating profit in the first six months, compared to the first six months of 2012/13, reflected increased regulatory revenue allowances and increased French interconnector profits (£49m compared with £12m in the first six months of 2012/13), partly offset by increased depreciation and some operating cost increases. Timing increased operating profit in the period by £10m.

Electricity Transmission investment increased by £22m including increased investment on the London Power Tunnels project. Load related spend was £395m, reflecting continued spend on the Western HVDC link and the completion of overhead line work on the Harker-Hutton line

The UK Electricity Transmission business expects to deliver its regulatory outputs for the year for a level of total expenditure (“totex”) below the associated regulatory totex allowance. This reflects expected delivery of efficiencies in the capital programme in particular and, as a result, the business expects to deliver a satisfactory totex incentive performance for the year as a whole.

National Grid has continued to progress changes to its alliance arrangements both to match expected reductions in customer output requirements and to drive further capital efficiencies. These efficiencies underpin National Grid’s continued positive outlook for performance in UK Electricity Transmission activities.

At this half way point in the year performance on the drivers of traditional annual incentive schemes has been good and, barring unforeseen circumstances, the business expects to deliver a good outturn for the year as a whole.

In October the UK Government announced agreement on the construction of a new nuclear power station at Hinkley Point in Somerset totalling around 3GW. National Grid has been consulting with local communities on detailed proposals to connect customers to this energy and expects to invest around £1bn on the connection and associated reinforcements in the area over a period of 5 to 6 years up to the date of connection. For the first time, the new T-pylon is expected to be offered as an alternative to traditional lattice steel pylons along with an element of undergrounding and other approaches designed to minimise the visual impact of these essential investments.

UK Gas Transmission

Operating profit in the first six months, compared to the first six months of 2012/13 reflected slightly reduced regulatory revenue allowances, reduced gas permit income and the impact of increased depreciation. Timing reduced operating profit in the period by £12m.

Investment was almost entirely driven by non-load related and other investment including compressor replacement. The UK Gas Transmission business expects to deliver its regulatory outputs for the year for a level of total expenditure  (“totex”)  below the associated regulatory totex allowance.  This reflects

National Grid

2013/14 Half Year Financial Information

expected delivery of efficiencies and, as a result, the business expects to deliver a positive totex incentive performance for the year as a whole.

At this half way point in the year delivery of the drivers of traditional annual incentive schemes has been good and, barring unforeseen circumstances, the business expects to deliver a good outturn for the year as a whole.

UK Gas Distribution

Operating profit in the first six months, compared to the first six months of 2012/13, reflected increased regulatory revenue allowances partly offset by increased depreciation and some operating cost increases. Timing increased operating profit in the period by £8m.

Investment was principally driven by £194m of replacement expenditure, which is largely delivered through the gas distribution strategic partnerships. These new partnerships came into effect from 1 April 2013 and have performed well to date. The business is on course to meet its mains replacement activity plans at lower cost than the associated regulatory allowance, benefiting from the lower target costs under the new partnership contracts. As a result UK Gas Distribution expects to deliver a strong totex incentive performance alongside positive performance on traditional incentives, supporting National Grid’s positive outlook for performance in the business for the full year.

US Regulated

Operating profit in the first six months, compared to the first six months of 2012/13, reflected decreased regulatory revenue allowances due to the end of deferral recoveries in Niagara Mohawk and increased costs, partly offset by revenue increases from new rate agreements, storm fund recoveries in Massachusetts and lower bad debt expense. Timing reduced operating profit in the period by £57m.

The US continues to invest heavily in infrastructure to ensure reliability, safety, and to connect customers to the energy they need. In the downstate New York gas business this includes the construction of the Brooklyn/Queens Interconnect project, which will connect the existing distribution systems in Brooklyn and Queens, as well as connect to the Williams Transco pipeline system. This is the first new transmission pipeline to be installed in the area in 50 years.

In addition, progress continues on the New England East West Solution (NEEWS) transmission project that serves to enhance the bulk power network in Massachusetts and Rhode Island. National Grid has invested around $500m to date and expects to invest another $300m over the next several years. For the first half of this year, investment in NEEWS was approximately $20m. The next phase includes building a new 345KV line, which is currently undergoing permitting and licensing.

In Long Island, alongside the transition of the management services agreement, the KEDLI gas business is proactively converting to an upgraded customer billing system, installing automated meter reading devices, and consolidating customer service operations to ensure a continued high level of service for enduring Long Island gas customers.

Overall, US regulated investment in the first half of the year was in line with the first half of 2012/13.

National Grid

2013/14 Half Year Financial Information

Other Activities

Six months ended 30 September	Operating profit		Capital investment (including joint ventures)
(£m, at actual exchange rates)	2013	2012	2013	2012
Grain LNG	37	45	18	24
Metering	88	80	28	27
Property	18	13	1	1
Corporate and other activities	(104)	(70)	27	63
Total	39	68	74	115

Operating profit in the first six months of the year reflected a reduction in Grain LNG profits principally due to reduced usage and some one-off benefits in the first half of 2012/13. This was offset by an increase in the Metering business. Corporate and other activities included £92m of costs associated with the implementation of new US information systems compared to £19m in the same period last year.

Joint Ventures

Joint ventures contributed £12m to profit before tax in the first six months of the year compared to £8m in the same period last year. Capital investment decreased by £1m to nil.

National Grid

2013/14 Half Year Financial Information

PROVISIONAL FINANCIAL TIMETABLE

4 December 2013	Ordinary shares go ex-dividend

6 December 2013	Record date for 2013/14 interim dividend

22 January 2014	2013/14 interim dividend paid to qualifying shareholders

January/February 2014	Interim management statement

15 May 2014	2013/14 preliminary results

4 June 2014	Ordinary shares go ex-dividend

6 June 2014	Record date for 2013/14 final dividend

11 June 2014	Scrip reference price announced

June 2014	Annual Report and Accounts published

23 July 2014	Scrip election date for 2013/14 final dividend

28 July 2014	Interim management statement and Annual General Meeting, ICC, Birmingham

20 August 2014	2013/14 final dividend paid to qualifying shareholders

National Grid

2013/14 Half Year Financial Information

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection, breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption (and National Grid’s actual or perceived response thereto), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US financial system and process implementation); and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Review section and the ‘Risk factors’ on pages 176 to 178 of National Grid’s most recent Annual Report on Form 20-F. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid

2013/14 Half Year Financial Information

Consolidated income statement for the six months ended 30 September	Notes	2013 £m	2012 (restated)(i) £m

Revenue	2(a)	6,721	6,079
Operating costs		(5,186)	(4,339)

Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	1,572	1,590
Exceptional items, remeasurements and stranded cost recoveries	3	(37)	150
Total operating profit	2(b)	1,535	1,740

Finance income	4	10	9

Finance costs
Before exceptional items and remeasurements	4	(615)	(556)
Exceptional items and remeasurements	3	110	(19)
Total finance costs	4	(505)	(575)

Share of post-tax results of joint ventures and associates		12	8

Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	979	1,051
Exceptional items, remeasurements and stranded cost recoveries	3	73	131
Total profit before tax	2(b)	1,052	1,182

Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5	(225)	(284)
Exceptional items, remeasurements and stranded cost recoveries	3	408	82
Total taxation		183	(202)

Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries		754	767
Exceptional items, remeasurements and stranded cost recoveries	3	481	213

Profit for the period		1,235	980

Attributable to:
Equity shareholders of the parent		1,242	979
Non-controlling interests		(7)	1

		1,235	980

Earnings per share(ii)
Adjusted basic(iii)	6(a)	20.4p	20.6p
Adjusted diluted(iii)	6(b)	20.3p	20.5p
Basic	6(a)	33.3p	26.3p
Diluted	6(b)	33.1p	26.2p

(i) See note 1 (page 23)

(ii) Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

(iii) Before exceptional items, remeasurements and stranded cost recoveries.

National Grid

2013/14 Half Year Financial Information

Consolidated statement of comprehensive income for the six months ended 30 September	2013 £m	2012 (restated)(i) £m

Profit for the period	1,235	980

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss
Remeasurements of net retirement benefit obligations	775	(894)
Tax on items that will not be reclassified to profit or loss	(375)	268

Total items that will not be reclassified to profit or loss	400	(626)

Items that are or may be reclassified subsequently to profit or loss
Exchange adjustments	(168)	(21)
Net gains/(losses) on cash flow hedges	31	(39)
Transferred to profit or loss on cash flow hedges	9	19
Net (losses)/gains on available-for-sale investments	(8)	8
Tax on items that may be reclassified to profit or loss	(17)	2

Total items that may be reclassified subsequently to profit or loss	(153)	(31)

Other comprehensive gain/(loss) for the period, net of tax	247	(657)

Total comprehensive income for the period	1,482	323

Total comprehensive income attributable to:
Equity shareholders of the parent	1,490	322
Non-controlling interests	(8)	1

	1,482	323

(i) See note 1 (page 23)

National Grid

2013/14 Half Year Financial Information

Consolidated statement of financial position	Notes	30 September 2013 £m	31 March 2013 (restated)(i) £m

Non-current assets
Goodwill		4,732	5,028
Other intangible assets		549	589
Property, plant and equipment		36,714	36,592
Other non-current assets		89	104
Pension assets		211	195
Financial and other investments		272	278
Investments in joint ventures and associates		345	371
Derivative financial assets	10	1,616	1,972

Total non-current assets		44,528	45,129

Current assets
Inventories and current intangible assets		419	291
Trade and other receivables		2,139	2,910
Financial and other investments	10	3,847	5,431
Derivative financial assets	10	389	273
Cash and cash equivalents	10	509	671

Total current assets		7,303	9,576

Total assets		51,831	54,705

Current liabilities
Borrowings	10	(2,965)	(3,448)
Derivative financial liabilities	10	(355)	(407)
Trade and other payables		(2,458)	(3,051)
Current tax liabilities		(216)	(231)
Provisions		(317)	(308)

Total current liabilities		(6,311)	(7,445)

Non-current liabilities
Borrowings	10	(23,548)	(24,647)
Derivative financial liabilities	10	(867)	(1,274)
Other non-current liabilities		(1,865)	(1,884)
Deferred tax liabilities		(4,022)	(4,077)
Pensions and other post-retirement benefit obligations		(2,591)	(3,692)
Provisions		(1,403)	(1,452)

Total non-current liabilities		(34,296)	(37,026)

Total liabilities		(40,607)	(44,471)

Net assets		11,224	10,234

Equity
Called up share capital		439	433
Share premium account		1,338	1,344
Retained earnings		14,271	13,133
Other equity reserves		(4,833)	(4,681)

Shareholders’ equity		11,215	10,229
Non-controlling interests		9	5

Total equity		11,224	10,234

(i) See note 1 (page 23)

National Grid

2013/14 Half Year Financial Information

Consolidated statement of changes in equity
	Notes	Called up share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the period:

Equity as at 1 April 2013 as previously reported		433	1,344	13,132	(4,681)	10,228	5	10,233
Impact of change in accounting policy(i)		-	-	1	-	1	-	1
Equity as at 1 April 2013 (restated)		433	1,344	13,133	(4,681)	10,229	5	10,234
Profit for the period		-	-	1,242	-	1,242	(7)	1,235
Total other comprehensive income/(loss) for the period		-	-	400	(152)	248	(1)	247
Total comprehensive income/(loss) for the period		-	-	1,642	(152)	1,490	(8)	1,482
Equity dividends	7	-	-	(964)	-	(964)	-	(964)
Scrip dividend related share issue	7	6	(6)	444	-	444	-	444
Issue of treasury shares		-	-	12	-	12	-	12
Purchase of own shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	12	12
Share-based payment		-	-	8	-	8	-	8

At 30 September 2013		439	1,338	14,271	(4,833)	11,215	9	11,224

(i) See note 1 (page 23)

	Notes	Called up share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the period:

Equity as at 1 April 2012 as previously reported		422	1,355	12,297	(4,835)	9,239	7	9,246
Impact of change in accounting policy(i)		-	-	(5)	-	(5)	-	(5)
Equity as at 1 April 2012 (restated)		422	1,355	12,292	(4,835)	9,234	7	9,241
Profit for the period		-	-	979	-	979	1	980
Total other comprehensive income/(loss) for the period		-	-	(626)	(31)	(657)	-	(657)
Total comprehensive income/(loss) for the period		-	-	353	(31)	322	1	323
Equity dividends	7	-	-	(906)	-	(906)	-	(906)
Scrip dividend related share issue	7	8	(8)	436	-	436	-	436
Issue of treasury shares		-	-	18	-	18	-	18
Purchase of own shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	(2)	(2)
Share-based payment		-	-	13	-	13	-	13

At 30 September 2012 (restated)		430	1,347	12,202	(4,866)	9,113	6	9,119

(i) See note 1 (page 23)

National Grid

2013/14 Half Year Financial Information

Consolidated cash flow statement for the six months ended 30 September	Notes	2013 £m	2012 (restated)(i) £m

Cash flows from operating activities
Total operating profit	2(b)	1,535	1,740
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	37	(150)
Depreciation, amortisation and impairment		690	661
Share-based payment		8	13
Changes in working capital		(51)	(112)
Changes in provisions		(87)	(41)
Changes in pensions and other post-retirement benefit obligations		(174)	(245)
Cash flows relating to exceptional items		(70)	(48)

Cash generated from operations		1,888	1,818
Tax paid		(186)	(124)

Net cash inflow from operating activities		1,702	1,694

Cash flows from investing activities
Acquisition of investments		-	(1)
Net proceeds from sale of investments in subsidiaries		-	183
Purchases of intangible assets		(31)	(108)
Purchases of property, plant and equipment		(1,472)	(1,648)
Disposals of property, plant and equipment		4	23
Dividends received from joint ventures		25	8
Interest received		10	9
Net movements in short-term financial investments		1,545	(349)

Net cash flow from/(used in) investing activities		81	(1,883)

Cash flows from financing activities
Proceeds from issue of treasury shares		12	18
Purchase of own shares		(4)	(4)
Proceeds from loans received		540	1,162
Repayments of loans		(1,281)	(272)
Net movements in short-term borrowings and derivatives		(225)	226
Interest paid		(443)	(394)
Dividends paid to shareholders		(520)	(470)

Net cash flow (used in)/from financing activities		(1,921)	266

Net (decrease)/increase in cash and cash equivalents		(138)	77
Exchange movements		(16)	(4)
Net cash and cash equivalents at start of period		648	299

Net cash and cash equivalents at end of period(ii)	10	494	372

(i) See note 1 (page 23)

(ii) Net of bank overdrafts of £15m (30 September 2012: £60m).

National Grid

2013/14 Half Year Financial Information

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2013 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Conduct Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ending 31 March 2014. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the six month period ended 30 September 2013 with the exception of IAS 19 (revised) ‘Employee benefits’, and in respect of disclosures, IFRS 13 ‘Fair value measurement’, the impacts of which are described below.

—	IFRS 10 ’Consolidated financial statements’
—	IFRS 11 ‘Joint arrangements’
—	IFRS 12 ‘Disclosure of interests in other entities’
—	IFRS 13 ’Fair value measurement’
—	Amendments to IAS 27 ‘Separate financial statements’ and IAS 28 ‘Investments in associates and joint ventures’ as a result of the adoption of the above standards
—	Amendments to IAS 1 ‘Presentation of financial statements’
—	Amendments to IFRS 7 ‘Financial instruments: Disclosures’
—	IAS 19 (revised) ’Employee benefits’

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2014 and consistent with those applied in the preparation of the accounts for the year ended 31 March 2013 except as described below.

IAS 19 (revised) ‘Employee benefits’

The Group has applied IAS 19 (revised) in accordance with the transition provisions of the standard and comparative information has been restated. T he standard requires past service costs to be recognised immediately in profit or loss and all actuarial gains and losses are recognised in other comprehensive income as they occur. The standard also replaces the interest cost on the defined benefit obligation and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability and the discount rate, measured at the beginning of the year. The impact on the Group for the years ended 31 March 2013 and 31 March 2012 and the six months ended 30 September 2012 is set out in the table below:

	As restated			As initially reported

	31 March 2013 £m	30 Sept 2012 £m	31 March 2012 £m	31 March 2013 £m	30 Sept 2012 £m	31 March 2012 £m

Total net finance cost for the period	(1,056)	(566)	(1,160)	(852)	(465)	(987)
Profit after tax for the period	2,154	980	1,919	2,296	1,050	2,038
Total comprehensive income for the period	1,773	323	1,156	1,769	320	1,151

Earnings per share – basic	57.8p	26.3p	51.6p	62.6p	28.8p	55.6p
Earnings per share – diluted	57.5p	26.2p	51.3p	62.3p	28.7p	55.4p

As at 31 March 2012 and 31 March 2013, the net retirement benefit obligation was increased by £5 million and reduced by £2 million respectively. The restated amounts for earnings per share in the above table reflect the impact of additional shares issued as scrip dividends. The effect of the change in accounting policy on the statement of cash flows was immaterial, with no impact on the cash position at any of the reporting dates.

IFRS 13 ‘Fair value measurement’

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement disclosure requirements for use across other standards within IFRSs. IFRS 13 does not extend the use of fair value accounting and has not impacted the fair value measurements carried out by the Group. IFRS 13 requires specific disclosures on fair values, some of which are required by IAS 34 and provided in note 8.

National Grid

2013/14 Half Year Financial Information

1. Basis of preparation and new accounting standards, interpretations and amendments continued

In preparing this half year financial information, the areas of judgement made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 March 2013.

As discussed on page 6, the introduction of new RIIO regulatory arrangements in the UK will change the way in which we report our operational and financial performance. We have reviewed our segmental disclosure for the period ended 30 September 2013, with the separation of our UK Transmission segment into two new segments: UK Electricity Transmission and UK Gas Transmission. The information given in the segment analysis in note 2 is presented in the new structure and prior period comparatives for the six months to 30 September 2012 have been restated to provide a like-for-like comparison.

The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2013, which were prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the half year financial information.

2.  Segmental analysis

The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8 ’Operating segments’). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries.

As discussed in note 1, we have reviewed our operating segments in the period, with the UK Transmission segment that was previously reported being split into two segments. The following table describes the main activities for each operating segment:

UK Electricity Transmission	High voltage electricity transmission networks and the Great Britain - France electricity interconnector.
UK Gas Transmission	The gas transmission network in Great Britain and UK liquefied natural gas (LNG) storage activities.
UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England (including EnergyNorth and Granite State up to the date they were sold on 3 July 2012) and electricity generation facilities in New York and Massachusetts.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK gas metering activities; UK property management; a UK LNG import terminal; US LNG operations; US unregulated transmission pipelines; together with corporate activities.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the fiscal year. These seasonal fluctuations have a consequential impact on the working capital balances in the consolidated statement of financial position at 30 September 2013 when compared to 31 March 2013.

National Grid

2013/14 Half Year Financial Information

2.  Segmental analysis continued

(a)   Revenue

Six months ended 30 September	2013	2012 (restated)(i)
	£m	£m

Operating segments
UK Electricity Transmission	1,730	1,537
UK Gas Transmission	388	411
UK Gas Distribution	945	831
US Regulated	3,404	3,013
Other activities	348	336
Sales between segments	(94)	(49)

	6,721	6,079

Geographical areas
UK	3,312	3,053
US	3,409	3,026

	6,721	6,079

(i) See note 1 (page 23)

(b)   Operating profit

	Before exceptional items, remeasurements and stranded cost recoveries		After exceptional items, remeasurements and stranded cost recoveries
Six months ended 30 September	2013 £m	2012 (restated)(i) £m	2013 £m	2012 (restated)(i) £m

Operating segments
UK Electricity Transmission	614	547	584	544
UK Gas Transmission	133	162	132	162
UK Gas Distribution	456	408	357	399
US Regulated	330	405	434	567
Other activities	39	68	28	68

	1,572	1,590	1,535	1,740

Geographical areas
UK	1,356	1,218	1,214	1,206
US	216	372	321	534

	1,572	1,590	1,535	1,740

Reconciliation to profit before tax:
Operating profit	1,572	1,590	1,535	1,740
Finance income	10	9	10	9
Finance costs	(615)	(556)	(505)	(575)
Share of post-tax results of joint ventures and associates	12	8	12	8

Profit before tax	979	1,051	1,052	1,182

(i) See note 1 (page 23)

National Grid

2013/14 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries

Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and may significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. Stranded cost recoveries represented the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by National Grid. Such costs have been recovered from customers as permitted by regulatory agreements with substantially all having been received by 31 March 2012.

Six months ended 30 September	2013	2012
	£m	£m

Included within operating profit:
Exceptional items:
Restructuring costs (1)	(66)	(20)
Gas holder demolition provision (2)	(79)	-
LIPA MSA transition (3)	123	-
Net loss on disposal of businesses	-	(4)

	(22)	(24)
Remeasurements – commodity contracts (4)	(15)	160
Stranded cost recoveries	-	14

	(37)	150

Included within finance costs:
Remeasurements – derivative financial instruments (4)	110	(19)

Total included within profit before tax	73	131

Included within taxation:
Exceptional credits arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK tax rate (5)	424	134

Tax on exceptional items	(18)	13
Tax on remeasurements	2	(60)
Tax on stranded cost recoveries	-	(5)

	408	82

Total exceptional items, remeasurements and stranded cost recoveries after tax	481	213

Analysis of exceptional items, remeasurements and stranded cost recoveries after tax:
Total exceptional items after tax	384	123
Total remeasurements after tax	97	81
Total stranded cost recoveries after tax	-	9

Total	481	213

National Grid

2013/14 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries continued

1)	Restructuring costs for the period of £66m (2012: £20m) related to the continued restructuring of our UK operations in preparedness to deliver RIIO and other transformation related initiatives in the UK and US.

2)	A provision of £79m (2012: £nil) has been made for the demolition of certain non-operational gas holders in the UK.

3)	A net gain of £123m (2012: £nil) has been recognised in the period, relates to a pension curtailment for employees who will transfer to a new employer following the cessation of the Management Services Agreement (MSA) with the Long Island Power Authority (LIPA) on 31 December 2013 and associated transition costs.

4)	Remeasurements

i.	Included within operating profit – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

ii.	Included within finance costs – net gains and losses on derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt.

5)

The exceptional tax credit arises from a reduction in the UK corporation tax rate from 23% to 21% included in the 2012 Autumn Statement, subsequently enacted and applicable from 1 April 2014 and also from a further reduction to 20% from 1 April 2015 which was announced in the 2013 UK Budget Report and enacted in July 2013. Other UK tax legislation also reduced the UK corporation tax rate in the prior periods (2012: from 24% to 23%). These reductions have resulted in a decrease in deferred tax liabilities.

National Grid

2013/14 Half Year Financial Information

4. Finance income and costs

Six months ended 30 September	2013	2012 (restated)(i)
	£m	£m

Interest income on financial instruments	10	9

Finance income	10	9

Net interest on pension and other post-retirement benefit plan obligations	(72)	(66)
Interest expense on financial instruments	(575)	(515)
Unwinding of discounts on provisions	(40)	(37)
Less: interest capitalised	72	62

Finance costs before exceptional items and remeasurements	(615)	(556)

Net losses on derivative financial instruments included in remeasurements	110	(19)

Exceptional items and remeasurements included within finance costs	110	(19)

Finance costs	(505)	(575)

Net finance costs	(495)	(566)

(i) See note 1 (page 23)

5. Taxation

The tax charge for the period, excluding tax on exceptional items, remeasurements and stranded cost recoveries is £225m (2012: £284m). The effective tax rate of 23.0% (2012: 27.0%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the seasonality of earnings in the US. For the full year we expect the group effective tax rate to be between 26% and 27%. The effective tax rate for the year ended 31 March 2013 was 24.4%. Comparatives have been restated as referenced in note 1.

National Grid

2013/14 Half Year Financial Information

6. Earnings per share

Adjusted earnings per share, excluding exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 3.

(a) Basic earnings per share

Six months ended 30 September	2013	2013 Earnings	2012 Earnings	2012(ii) Earnings per share
	Earnings £m	per share pence	(restated)(i) £m	(restated)(i) pence

Adjusted earnings	761	20.4	766	20.6
Exceptional items after tax	384	10.3	123	3.3
Remeasurements after tax	97	2.6	81	2.2
Stranded cost recoveries after tax	-	-	9	0.2

Earnings	1,242	33.3	979	26.3

		millions		Millions

Weighted average number of shares – basic(ii)		3,729		3,724

(b) Diluted earnings per share

Six months ended 30 September	2013	2013 Earnings	2012 Earnings	2012(ii) Earnings per share
	Earnings £m	per share pence	(restated)(i) £m	(restated)(i) pence

Adjusted diluted earnings	761	20.3	766	20.5
Exceptional items after tax	384	10.2	123	3.3
Remeasurements after tax	97	2.6	81	2.2
Stranded cost recoveries after tax	-	-	9	0.2

Diluted earnings	1,242	33.1	979	26.2

		millions		millions

Weighted average number of shares – diluted(ii)		3,748		3,742

(i) See note 1 (page 23)

(ii) Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid

2013/14 Half Year Financial Information

7. Dividends

The following table shows the actual dividends paid to equity shareholders:

Six months ended 30 September	2013	2013	2013	2012	2012	2012
	pence per share	Total £m	Settled via scrip £m	pence per share	Total £m	Settled via scrip £m

Ordinary dividends
Final – year ended 31 March 2013	26.36	964	444	-	-	-
Final – year ended 31 March 2012	-	-	-	25.35	906	436

The Directors are proposing an interim dividend of 14.49p per share to be paid in respect of the year ending 31 March 2014. This would absorb approximately £541m of shareholders’ equity. An interim dividend for the year ended 31 March 2013 of 14.49p per share was paid in January 2013. The total paid was £527 million of which £187 million was settled via scrip issues.

8. Fair value measurement

Carrying values and fair values of certain financial assets and liabilities

Certain of the Group’s financial instruments are measured at fair value. The following table categorises these financial assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 149 of the Annual Report and Accounts 2012/13.

At 30 September 2013	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Assets
Available-for-sale investments	2,839	205	-	3,044
Derivative financial instruments	-	1,974	31	2,005
Commodity contracts	-	8	51	59

	2,839	2,187	82	5,108

Liabilities
Derivative financial instruments	-	(1,101)	(121)	(1,222)
Commodity contracts	-	(20)	(99)	(119)

	-	(1,121)	(220)	(1,341)

Total	2,839	1,066	(138)	3,767

Financial assets and liabilities in the Group’s consolidated statement of financial position are either held at fair value or the carrying value approximates to fair value, with the exception of borrowings, which are held at amortised cost.

The fair value of total borrowings estimated using market values at 30 September 2013 is £28,632 million (31 March 2013: £30,792 million).

Our level 1 available for sale investments are valued using quoted prices from liquid markets.

Our level 2 derivative financial instruments include cross-currency, interest rate and foreign exchange derivatives. We value our derivatives by discounting all future cash flows by externally sourced market yield curves at the balance sheet date, taking into account the credit quality of both parties. Our derivatives can be priced using liquidly traded interest rate swaps and foreign exchange rates, therefore we classify our vanilla trades as level 2 under the IFRS 7 framework.

National Grid

2013/14 Half Year Financial Information

8. Fair value measurement continued

Our level 2 commodity contracts include over-the-counter (OTC) gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the balance sheet date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps, therefore we classify our vanilla trades as level 2 under the IFRS 7 framework.

Our level 3 derivative financial instruments include cross-currency swaps with an embedded call option, currency swaps where the currency forward curve is illiquid and inflation-linked swaps where the inflation curve is illiquid. In valuing these instruments a third party valuation is obtained to support each reported fair value.

Our level 3 commodity contracts relate to the forward sale or purchases of electricity and gas where pricing inputs are unobservable or illiquid. This includes trade parameters such as load and generation forecasts, optionality and some gas and electricity forward curves where pricing deviates by more than 5% from the principal market or monthly prices are not available. These contracts are valued using the Black’s variation of the Black-Scholes model or Monte Carlo simulations.

The impact on a post-tax basis of reasonably possible changes in significant recurring level 3 unobservable assumptions are as follows:

	Commodity contracts £m	Other derivative financial instruments £m

10% increase in commodity prices	15	-
10% decrease in commodity prices	(11)	-
Forecast volume increase(i)	(3)	-
Forecast volume decrease(i)	4	-
20 basis point increase in LPI market curve(ii)	-	(54)
20 basis point decrease in LPI market curve(ii)	-	53

(i)	Volumes were flexed using maximum and minimum historical averages.
(ii)	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

Movements in the six months to 30 September 2013 for financial instruments measured using Level 3 valuation methods are presented below:

	Derivative financial instruments(i)	Commodity contracts(ii)	Total
	£m	£m	£m

At 1 April 2013	(104)	(71)	(175)

Gains/(losses) recognised in the income statement	16	(9)	7
Gains recognised in other comprehensive income	-	-	-
Purchases	-	(11)	(11)
Settlements	(2)	42	40
Reclassification out of level 3	-	1	1

At 30 September 2013	(90)	(48)	(138)

(i)	Gains of £16m are attributable to derivative financial instruments held at the end of the reporting period.
(ii)	Losses of £9m are attributable to commodity contract financial instruments held at the end of the reporting period.

In 2013 the transfers out of level 3 were driven by changes in the observability of forward curves.

National Grid

2013/14 Half Year Financial Information

9. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2013	2012
	£m	£m

(Decrease)/increase in cash and cash equivalents	(138)	77
(Decrease)/increase in financial investments	(1,545)	349
Decrease/(increase) in borrowings and related derivatives	966	(1,116)
Net interest paid on the components of net debt	419	375

Change in net debt resulting from cash flows	(298)	(315)
Changes in fair value and exchange movements	925	63
Net interest charge on the components of net debt	(564)	(480)
Other non-cash movements	(8)	(29)

Movement in net debt (net of related derivative financial instruments) in the period	55	(761)
Net debt (net of related derivative financial instruments) at start of period	(21,429)	(19,597)

Net debt (net of related derivative financial instruments) at end of period	(21,374)	(20,358)

10. Net debt

	30 September 2013	31 March 2013
	£m	£m

Cash and cash equivalents	509	671
Bank overdrafts	(15)	(23)

Net cash and cash equivalents	494	648
Financial investments	3,847	5,431
Borrowings (excluding bank overdrafts)	(26,498)	(28,072)

	(22,157)	(21,993)
Net debt related derivative financial assets	2,005	2,245
Net debt related derivative financial liabilities	(1,222)	(1,681)

Net debt (net of related derivative financial instruments)	(21,374)	(21,429)

11. Commitments and contingencies

At 30 September 2013 there were commitments for future capital expenditure contracted but not provided for of £2,705 million (31 March 2013: £3,011 million).

We also have other commitments relating primarily to commodity purchase contracts, operating leases and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 143 of the Annual Report and Accounts 2012/13.

Litigation and claims

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

National Grid

2013/14 Half Year Financial Information

12. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2013	2012	Year ended 31 March 2013

Closing rate applied at period end	1.62	1.61	1.52
Average rate applied for the period	1.55	1.58	1.57

13. Related party transactions

Related party transactions in the half year ended 30 September 2013 were the same in nature to those disclosed on page 144 of the Annual Report and Accounts 2012/13. There were no related party transactions in the period that have materially affected the financial position or performance of the Group and there were no changes in the related party transactions from those described in the Annual Report and Accounts 2012/13.

14. Principal risks and uncertainties

The principal risks and uncertainties which could affect National Grid for the remaining six months of the financial year are consistent with those disclosed at the year ended 31 March 2013 on pages 32 and 33 and pages 176 to 178 of the Annual Report and Accounts 2012/13 except for the additional risk described below. Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks.

A programme to strengthen our US financial controls is underway. However, there is a risk that it may not sufficiently mitigate process and system issues which could lead to a material weakness in internal control over financial reporting.

In addition, the principal risks and uncertainties included in the Annual Report and Accounts 2012/13 are as follows:

—	Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.
—	We may suffer a major network failure or interruption, or may not be able to carry out critical non network operations.
—	Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.
—	Current and future business performance may not meet our expectations or those of our shareholders.
—	New businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.
—	Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.
—	Operating costs may increase faster than revenues.
—	We may be required to make significant contributions to fund pension and other post-retirement benefits.
—	An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.
—	Customers and counterparties may not perform their obligations.
—	We may fail to attract, develop and retain employees with the competencies, values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.

National Grid

2013/14 Half Year Financial Information

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that the financial information has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of National Grid plc are as listed in the National Grid plc Annual Report for the year ended 31 March 2013 with the exception of the following changes to the Board:

—	George Rose who resigned as a non-executive director on 29 July 2013; and
—	Ken Harvey who resigned as a non-executive director on 29 July 2013.

By order of the Board

Steve Holliday	Andrew Bonfield
20 November 2013	20 November 2013
Chief Executive	Finance Director

National Grid

2013/14 Half Year Financial Information

Independent review report to National Grid plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half year financial information for the six months ended 30 September 2013, which comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity, consolidated cash flow statement and related notes. We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as issued by the IASB and as adopted by the European Union. The condensed set of financial statements included in this half year financial information has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year financial information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year financial information for the six months ended 30 September 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

20 November 2013

London

(a) The maintenance and integrity of the National Grid website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.